UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54524

FORMATION MINERALS, INC.

(by: Formation Minerals, Inc., as successor by merger to Verde Bio Holdings, Inc.)

(Exact name of registrant as specified in its charter)

c/o Formation Minerals Inc.
4730 S. Fort Apache Rd.
Suite 300
Las Vegas, NV 89147
(347) 325-4677

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Formation Minerals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FORMATION MINERALS, INC. (formerly known as Verde Bio Holdings, Inc.) By: FORMATION MINERALS, INC. (formerly known as SensaSure Technologies Inc.) as successor by merger to Verde Bio Holdings, Inc.

Date: May 16, 2024	By:	/s/ Scott A. Cox
Scott A. Cox
President, Chief Executive Officer and Chief Financial Officer